Exhibit 4.9

Senior Executive Severance Policy

Amended and restated on March 24, 2021

The following policy is applicable to the Chief Executive Officer, the Chief Financial Officer, the General Counsel, and the Controller (each, the "Executive") of Trilogy International Partners Inc. ("TIP Inc.") and Trilogy International Partners LLC ("Trilogy LLC"):

1. Severance benefit

(a) Subject to Section 3 below, if the Executive is terminated without Cause or resigns for Good Reason, he or she will be entitled to receive a severance benefit consisting of:

i. a payment equal 100% of the Executive's base salary and target short-term annual cash bonus at the time of termination or the event that is the cause of the Executive's resignation for Good Reason, provided that if such termination or resignation occurs within 365 days following a Change of Control of TIP Inc. or Trilogy LLC, the payment to the Executive under this clause shall be 200% of his or her base salary and target short-term annual cash bonus at the time of termination or the event that is the cause of the Executive's resignation; and

ii. an acceleration of the vesting of all of the Executive's unvested restricted share units ("RSUs"), if any, to the date of the Executive's termination or effective date of resignation.

(b) Subject to Section 4 below, any severance payment to which Executive becomes entitled under Section 1(a) will be paid in a lump sum on the first regularly scheduled payroll date occurring after the Executive's release (as described in Section 3 below) becomes effective (but in any event, no later than March 15 of the calendar year following the calendar year containing the Executive's date of termination or effective date of resignation); provided, however, that if the maximum period during which the Executive can consider and revoke the release begins in one calendar year and ends in the subsequent calendar year, payment will not be made prior to the first regularly scheduled payroll date occurring in the subsequent calendar year (but in any event, it will be made no later than March 15 of such calendar year).

2. Definitions

For the purposes of this policy:

(a) Change of Control has the meaning set forth for such term in the Trilogy International Partners Inc. RSU Plan (the "RSU Plan") as it may be amended from time to time, except that, for purposes of this policy, a Change of Control of Trilogy LLC is also a Change of Control, even if there is no Change of Control of TIP Inc.;

(b) Cause means:

i. Willful misconduct, insubordination, dishonesty, fraud, gross neglect of duty, or knowing and material violation of the policies and procedures of TIP Inc. or its subsidiaries; or

ii. Willful acts (or intentional failures to act) in bad faith that materially impair the business, goodwill or reputation of TIP Inc. or its subsidiaries; or

iii. Conviction of a felony or commission of acts that could reasonably be expected to result in such a conviction;

(c) Good Reason means the occurrence of any of the following conditions without the Executive's written consent:

i. Material diminution in the Executive's aggregate compensation (including but not limited to base salary, target annual bonus, and long-term incentive awards whether in the form of cash or equity or a combination thereof), as compared to the higher of the Executive's compensation as of March 31, 2021 or the Executive's compensation at the date of the Executive's termination or resignation.; or

ii. Material diminution in the Executive's authority, duties or responsibilities as compared to those that exist as of March 31. 2021, or as they may be enhanced thereafter (but a change in the nature of the office to which the Executive reports or a de-listing of TIP Inc. from a stock exchange does not itself constitute a significant reduction in authority, duties or responsibilities); or

iii. Relocation of the Executive's principal place of employment to an office or facility more than 50 miles further from the Executive's principal place of employment immediately before the decision to relocate the Executive (excluding, for this purpose, any required travel that is consistent with the Executive's position); or

iv. A material breach by TIP Inc. or Trilogy LLC (or the successor entity of either, if it is the employer of the Executive following the Change of Control) of any agreement under which the Executive provides services;

provided that resignation from employment by the Executive will not be for Good Reason unless (1) the Executive delivers written notice to TIP Inc. or Trilogy LLC (or the successor entity of either, if it is the employer of the Executive following the Change of Control) of the condition otherwise constituting Good Reason within 90 days of the initial existence of such condition (which notice specifically identifies the condition constituting Good Reason), (2) such condition is not remedied by TIP Inc. or Trilogy LLC (or the successor entity, as the case may be) within 30 days after its receipt of such notice from the Executive (the "Remedial Period"), and (3) the Executive actually terminates employment with TIP Inc. and Trilogy LLC (or the successor entity, as the case may be) and their subsidiaries and affiliates within 30 days after the end of the Remedial Period.

3. Requirement for execution of waiver and release

The Executive's entitlement to the benefits set forth in this policy is contingent upon his or her signing (and not revoking), a waiver and release agreement in the form customarily used by TIP Inc. and Trilogy LLC at the time of the Executive's termination or resignation, which release becomes effective (i.e., the Executive signs the release and any revocation specified in the release expires without the Executive revoking the release) within 60 days, or such shorter period specified in the release, after the Executive's termination or resignation date.

4. Section 409A

This policy and the payments and benefits provided hereunder are intended to be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treas. Reg. Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treas. Reg. Section 1.409A-1(b)(9)(iii), or otherwise. To the extent that Section 409A is applicable to this policy, this policy and any payments and benefits hereunder are intended to comply with the deferral, payout, and other limitations and restrictions imposed under Section 409A. Notwithstanding anything herein to the contrary, this policy will be interpreted, operated and administered in a manner consistent with such intentions; provided, however, that in no event will the TIP Inc. or any of its subsidiaries or affiliates (or any of their respective successors) be liable for any additional tax, interest or penalty that may be imposed on the Executive pursuant to Section 409A or for any damages incurred by the Executive as a result of this policy (or the payments or benefits hereunder) failing to comply with, or be exempt from, Section 409A. Without limiting the generality of the foregoing, and notwithstanding any other provision of this policy to the contrary (other than the proviso in the immediately preceding sentence):

(a)  to the extent Section 409A is applicable to this policy, a termination of employment will not be deemed to have occurred for purposes of any provision of this policy providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a "separation from service," as defined in Treas. Reg. Section 1.409A-1(h), after giving effect to the presumptions contained therein (and without regard to the optional alternative definitions available therein), and, for purposes of any such provision of this policy, references to "terminate," "termination," "termination of employment," "resigns" and like terms will mean separation from service; and

(b)  if, at the time the Executive separates from service, the Executive is a "specified employee" within the meaning of Section 409A, then to the extent necessary to avoid subjecting the Executive to the imposition of any additional tax or interest under Section 409A, amounts that would (but for this provision) be payable within six months following the date of the Executive's separation from service will not be paid to the Executive during such period, but will instead be paid in a lump sum on the first business day of the seventh month following the date of the Executive's separation from service or, if earlier, upon the Executive's death.

5. Right to modify policy, disclaimer of effect on other employment or benefit rights or obligations

This policy may be amended, modified or terminated by TIP Inc. or Trilogy LLC at any time prior to a Change of Control, provided that no amendment, modification or termination that materially curtails the Executive's rights hereunder shall be effective unless adopted and communicated to the Executive at least 180 days before the Change of Control associated with the Executive's subsequent termination or resignation. Except as stated expressly herein, this policy does not affect the right of the Executive to the vesting (including accelerated vesting) of any TIP Inc. restricted share units that have been or may be awarded to such Executive pursuant to the RSU Plan; the vesting of such units is governed solely by the terms of the RSU Plan, as it may be amended from time to time. This policy does not establish any right on behalf of an Executive to continued employment, to the continuation of the Executive's terms and conditions of employment or, except as is explicitly set forth herein, to any other benefit related the termination of employment.